UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

DUCATI MOTOR HOLDING SPA
(Translation of Registrant's Name Into English)

Via Cavalieri Ducati, 3
40132 Bologna
Italy

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __   No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__)

DUCATI MOTOR HOLDING ANNUNCIA RECORD DI FATTURATO PER IL SECONDO TRIMESTRE E PER IL PRIMO SEMESTRE 2002

-Più di 25.000 presenze al World Ducati Week-

Bologna, 16 luglio 2002 – Ducati Motor Holding S.p.A. (NYSE: DMH, Milano Listino Telematico: DMH)*, azienda leader nella costruzione di motociclette ad alte prestazioni, ha annunciato oggi il fatturato consolidato per il secondo trimestre e per il primo semestre, chiusi al 30 giugno 2002.*

Per il secondo trimestre, il fatturato è stato di 130,1 milioni di Euro, con una crescita del 7,6% rispetto ai 120,9 milioni di Euro dello stesso periodo dell'anno precedente. Il fatturato relativo alla vendita di motociclette Ducati ha raggiunto, per questo periodo, i 107,1 milioni di Euro, con un incremento del 3,3% rispetto all'anno precedente, rappresentando l'82,3% del fatturato globale. I prodotti correlati, incluse le parti di ricambio, gli accessori tecnici e l'abbigliamento hanno raggiunto i 22,3 milioni di Euro, con un incremento del 30,0% rispetto allo stesso periodo dell'anno precedente.

Per il primo semestre 2002, il fatturato è stato di 236,4 milioni di Euro, con un aumento del 6,7% rispetto ai 221,5 milioni di Euro dello stesso periodo dell'anno precedente. Il fatturato relativo alla vendita di motociclette Ducati è cresciuto del 3,8% raggiungendo i 196,4 milioni di Euro, rappresentando l'83,1% del fatturato totale. I prodotti correlati hanno raggiunto i 39,1 milioni di Euro, con una crescita del 22,9% rispetto allo stesso periodo dell'anno precedente.

"Sono contento di annunciare questi risultati record per la prima metà dell'anno," ha detto Carlo Di Biagio, Amministratore Delegato di Ducati. "Come già annunciato in primavera, stiamo continuando la nostra strategia di riduzione delle scorte di magazzino in tutto il mondo, in attesa del lancio di un model year molto innovativo per il 2003. Negli Stati Uniti stiamo ristrutturando la nostra gestione e ci stiamo focalizzando soprattutto sulla riduzione dello stock dei nostri concessionari e sulla ricostruzione di una rete distributiva di alta qualità."

Mentre i dati ufficiali delle immatricolazioni per questo periodo non sono ancora disponibili, le stime della Società suggeriscono, per il semestre, un incremento delle immatricolazioni intorno al 7%, con particolare rilevanza in Giappone (+20%), in Italia (+9%), nel Regno Unito (+5%) e in tutti i paesi non serviti dai nostri Importatori (+19%). Negli Stati Uniti le immatricolazioni sono stabili.

Nuovi Ducati Store, che vendono esclusivamente moto e accessori Ducati, sono stati aperti nel corso del secondo trimestre, inclusi uno a Glasgow ed uno a Fukuoka (Giappone), raggiungendo così il totale di 102 store nel mondo.

World Ducati Week che si è svolto in giugno a Misano è stato un grande successo ed ha attirato più di venticinquemila Ducatisti provenienti da ogni parte del mondo. Grande interesse ha destato l'esposizione della Multistrada, una nuova motocicletta disegnata con l'intento di estendere lo spirito sportivo Ducati ad un'audience più vasta. Momenti salienti della manifestazione sono stati la presentazione della Desmosedici, la moto che correrà nel MotoGP, e l'asta di beneficenza organizzata in collaborazione con Sotheby's durante la quale i collezionisti si sono contesi pezzi rari e memorabilia, e che ha fruttato 38.000 Euro. Una folla costante di fedeli appassionati ha circondato i nostri piloti per foto e autografi. Tra i momenti più toccanti la parata di duemila fan che, sulle proprie Ducati, si sono recati a Lugo di Romagna, per onorare, nel suo paese natale, il famoso ingegnere Fabio Taglioni, scomparso nel corso del 2001. Durante il WDW2002 si è anche tenuta la partenza dello storico Motogiro d'Italia, la rievocazione di una classica cinque giorni motociclistica attraverso i paesaggi del centro Italia, che ha attirato l'attenzione della stampa mondiale e centinaia di partecipanti.

La società, inoltre, ha annunciato una nuova vittoria per il proprio pilota Troy Bayliss, nel Campionato Mondiale Superbike in California il 14 luglio 2002. Troy Bayliss (Ducati Infostrada Team) ha incantato la folla sulla pista di Laguna Seca, condividendo le vittorie di manche con Colin Edwards (Honda). Ruben Xaus (Ducati Infostrada Team) ha corso la sua miglior gara della stagione finendo secondo alle spalle di Troy nella prima manche.

Il successo nella prima manche ha portato a 14 il totale delle sue vittorie nella stagione ed ora Troy guida la classifica davanti a Colin Edwards, con 53 punti di vantaggio e sole quattro gare ancora da disputare. Contemporaneamente, nel Campionato Mondiale Costruttori, la Ducati ha raggiunto i 415 punti con un vantaggio di 58 punti sulla seconda.

"Sono molto fiero di comunicarvi che in questi giorni Ducati lancerà la nuova 999 Testastretta Superbike" conclude Di Biagio. "La motocicletta più veloce, più leggera e più aerodinamica che la Ducati abbia mai costruitto. Ulteriori informazioni saranno comunicate, alla conferenza stampa di stasera a Misano, e sul nostro sito www.ducati.com.

Fondata nel 1926, la Ducati produce motociclette di ispirazione sportiva, caratterizzate da potenti motori "desmo-dromici", design innovativo e tecnologia all'avanguardia. La gamma di moto Ducati comprende 4 segmenti di mercato, che variano per caratteristiche tecniche e di design e per tipologia di clientela: Superbike, Super Sport, Monster e SportTouring. Le moto sono vendute in oltre 40 paesi in tutto il mondo, con una concentrazione maggiore nei mercati europeo e nord-americano. Ducati si è aggiudicata dieci degli ultimi dodici titoli del Campionato Mondiale

Superbike e più vittorie individuali di tutte le altre case concorrenti messe assieme. Per ulteriori informazioni sulla società, potete visitare il nostro sito web http://www.ducati.com.

Questo comunicato stampa contiene affermazioni e previsioni future soggette a rischi che potrebbero causare differenze sostanziali tra i risultati effettivi e quelli anticipati, così come descritto nel prospetto della Società del 23 marzo 1999.

Per informazioni contattare:
Christopher Spira
Direttore, Investor Relations e Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223
Email: christopher.spira@ducati.com

DUCATI MOTOR HOLDING ANNOUNCES RECORD REVENUES FOR SECOND QUARTER AND FIRST HALF 2002

- Over 25,000 Ducati fans attend World Ducati Week -

Bologna, Italy, July 16, 2002 – Ducati Motor Holding S.p.A. (NYSE: DMH, Milan's Telematico: DMH), *a leading manufacturer of high performance motorcycles, today announced record consolidated revenues for the second quarter and first half, ended June 30, 2002.*

For the second quarter, revenues were Euro 130.1 million an increase of 7.6% from Euro 120.9 million during the same period in the previous year. Revenues from Ducati motorcycles for the period increased 3.3% to Euro 107.1 million and represented 82.3% of revenues. Motorcycle-related products, including spare parts, technical accessories and apparel reached Euro 22.3 million, a rise of 30.0% versus the comparable period in the previous year.

For the first half of 2002, revenues were Euro 236.4 million, up 6.7% from Euro 221.5 million during the same period in the previous year. Revenues from Ducati motorcycles for the period increased 3.8% to Euro 196.4 million and represented 83.1% of revenues. Motorcycle-related products reached Euro 39.1, up 22.9% over the same period last year.

"I am pleased to announce these record results for the first half of 2002," said Carlo Di Biagio, CEO of Ducati. "As first announced in early Spring, we are going ahead with our strategy of reducing inventories world wide, in preparation for the launch of a strong model year for 2003. In the US, we continue to re-structure our operations, and are especially focussed on de-stocking our dealers and building up high-quality distribution channels."

While official world registrations data for the period are not yet available, the Company's best estimates suggest that registrations for the six-month period have grown approximately 7%, with particular strength in Japan (+20%), Italy (+9%), UK (+5%), and all countries not covered by a subsidiary (+19%). In the US, registrations were flat.

During the second quarter of 2002, new Ducati Stores exclusively selling Ducati motorcycles and accessories were opened, including one in Glasgow and Fukuoka (Japan), bringing the total to 102 stores worldwide at half-end.

World Ducati Week, held in Misano in June, was a huge success, attracting over 25,000 Ducatisti from all over the world. Highlights included presentations of the Multistrada – a new motorcycle designed to bring sport motorcycling to a broader audience – and of the prototype Ducati Desmosedici, a motorcycle due to race in the MotoGP in 2003. Crowds gathered when the Ducati racing team joined devotees to pose for photographs and sign autographs, and collectors battled for rare pieces of Ducati memorabilia in a charity auction held with Sotheby's, which raised Euro 38,000. Among the most emotional moments was when 2,000 fans set off on their Ducatis to Lugo di Romagna, birthplace of Fabio Taglioni, in homage to the famed Ducati Engineer who passed away in 2001. The event also hosted the departure of the historic Motogiro d'Italia, a glorious five-day classic motorcycle race around the country roads of central Italy, which attracted hundreds of participants and press from around the world.

In addition, Troy Bayliss, official Ducati Infostrada Factory Team racer and current World Superbike Champion, won the first of two races, in the US round of the World Superbike Championship in California on July 14, 2002. Bayliss set the crowds alight at the Laguna Seca race track sharing wins with Colin Edwards (Honda). Ruben Xaus (Ducati Infostrada Team) rode his best race of the season to finish runner-up behind Troy in the first race.

Troy's first-ever win at Laguna Seca, takes his season's total to 14, and he now leads Edwards by 53 points with four rounds still to go. Meanwhile in the Manufacturer's standings, Ducati's lead over Honda grew to 58 points.

"And I am very proud to announce that Ducati is launching the new 999 Testastretta Superbike," concluded Di Biagio. "It is the fastest, lightest and most aerodynamic motorcycle ever built by Ducati. More information will be released at a press conference to be held this evening in Misano and on our website at www.ducati.com."

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won ten of the last twelve World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in four market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster and SportTouring. The company's motorcycles are sold in more than 40 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.Ducati.com.

For further information, please contact:

Christopher Spira
Director, Investor Relations and Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223
E-mail: christopher.spira@ducati.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING S.p.A.

By: [signature]
Name: Federico Minoli
Title: Chairman

Date: July 16, 2002